Campbell Resources Inc.
Common Shares
134422609
June 10,2005


CUSIP 134422609
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 5,650,931

6. 6,000

7. 5,650,931

8. 6,000

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Campbell Resources Inc.
(b) 1155 University Street, Suite 1405
    Montreal, PQ
    H3B 3A7
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 134422609

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 5,650,931
    (ii) 6,000
    (iii) 5,650,931
    (iv)  6,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
June 10, 2005
Neal Nenadovic
Chief Financial Officer